Filed by Webster Financial Corporation
                                                   (Commission File No. 1-31486)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: FIRSTFED AMERICA BANCORP, INC.
                                                   (Commission File No. 1-12305)


         The following is the transcript from an investor presentation that took place on October 7, 2003 in connection with the proposed acquisition by Webster Financial Corporation of FIRSTFED AMERICA BANCORP, INC. The slides referred to in the transcript were previously filed on October 7, 2003 by Webster Financial Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

OPERATOR: Please continue to stand by for your conference call. Your conference call will begin shortly.

Good morning, ladies and gentlemen. And, welcome to the Webster Financial Corporation's Conference Call to discuss the acquisition of FIRSTFED America. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the conference, please press the star followed by the zero on your touch-tone phone. As a reminder, ladies and gentlemen, this conference is being recorded.

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the benefits of the FIRSTFED acquisition, including future business opportunities and financial results, expected cost savings and acquisition-related costs, and the company's intentions and expectations with respect to the combined company.

These forward-looking statements are based upon current beliefs and expectations and are subject to business, economic and other uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from the anticipated results, as a result of various factors including, among others: the failure to successfully integrate the two companies' businesses or to integrate them in a timely manner; the failure to achieve anticipated cost savings or to achieve such savings in a timely manner; costs, customer loss, and business disruption in connection with the acquisition or the integration of our companies may be greater than expected; failure to obtain governmental approvals without adverse regulatory conditions; risks associated with the proposed balance sheet deleveraging; difficulties associated with achieving expected future financial results; and failure of the FIRSTFED stockholders to approve

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the acquisition. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements, including those relating to the business of Webster and FIRSTFED generally, are discussed in Webster's and FIRSTFED's report filed with the SEC, accessible on the SEC website at http://www.sec.gov, on Webster's website at http://www.websterbank.com, and on FIRSTFED's website at http://www.firstfedamerica.com.

Webster and FIRSTFED do not undertake any obligation to update any forward-looking statements to reflect changes in beliefs, expectations or events.

I would now like to introduce your host for today's conference, Mr. James C. Smith, Webster's Chairman and Chief Executive Officer. Please, go ahead, sir.

JAMES C. SMITH, CHAIRMAN, CHIEF EXECUTIVE OFFICER, WEBSTER FINANCIAL
CORPORATION: Good morning. Thank you for those disclaimers. And, thank you all for joining us today.

We have some very good news to share with you. Webster has entered into a definitive agreement to acquire FIRSTFED America Bancorp, the $2.7 billion savings bank holding company with 26 branches in southeastern Massachusetts and Rhode Island.

I assume that most of you have seen the press release and have a copy of the investor presentation that we put online at wbst.com. I'm going to make a couple of introductions and will provide you with the highlights of our strategic partnership, as laid out in the investor presentation. And then, we'll respond directly to your questions.

With me in Connecticut are our President and Chief Operating Officer, Bill Bromage; Chief Financial Officer, Bill Healy; Corporate Development Exec, Nat Brinn; and Investor Relations Exec, Terry Mangan.

In Massachusetts are Bob Stoico, Chairman, President and Chief Executive Officer of FIRSTFED; and Ed Hjerpe, Executive Vice President and Chief Financial Officer, and Chief Operating Officer at FIRSTFED.

Many of our investors, as well as stock analysts who follow Webster, know that we have a strong core franchise in Connecticut and that we've been looking to expand our platform geographically for a couple of years now. We've waited patiently and exercised discipline in pursuit of a partnership which would meet our strategic and financial goals. This is that partnership. A breakout transaction which creates a regional competitor possessing the products, the capital and the service mentality to compete successfully throughout southern New England.

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So, we are very pleased to announce today our agreement to combine our companies so as to create a powerful franchise stretching from lower Fairfield County through Connecticut and Rhode Island to southeastern Massachusetts. The merger opens new opportunities and establishes a new platform for growth in FIRSTFED's market area.

Our two companies have come together in pursuit of their common objectives to be a leading regional financial services provider. We are united in our conviction that, together, we are bigger, stronger and better able to achieve our ambitious goals.

Today's announcement underscores the value of strong, lasting relationships built on trust and respect, which describes how I feel about Bob Stoico and Ed Hjerpe, both of whom I've known for most of my years in banking. I want to thank Bob and the FIRSTFED Board of Directors for choosing Webster as your partner. Our negotiations could not have been more cordial or productive. The attitude on both sides is highly positive about our potential together.

Another remarkable trait which our companies share is that respective foundings as mutual savings and loan associations which converted to public companies and then transformed themselves into commercial bank-like financial services providers. Both companies have strong consumer banks and regional mortgage banking operations. Each of our loan portfolios comprises over 20 percent in commercial C&I loans. We both own insurance agencies and trust companies, as well. Our companies' strategic goals are clearly compatible.

Touching on the highlights of the press release in the investor presentation, the combination of Webster and FIRSTFED creates the 46th largest bank in the United States, publicly traded, that is, with $16 billion in assets after a planned balance sheet deleveraging of up to $1.5 billion in connection with the transaction.

Our combined market cap will be about $2.2 billion. We'll operate a 141-branch retail footprint in Connecticut, Massachusetts and Rhode Island. We expect to operate as a federal reserve bank financial holding company for a national bank regulated by the OCC, providing a full range of consumer banking, mortgage banking, commercial banking, insurance and trust investment management services for our growing customer base.

Now, it's my great pleasure to introduce Bob Stoico, Chairman, President and CEO of our partner, FIRSTFED, and invite his comments with regard to our combination. Bob.

ROBERT F. STOICO, CHAIRMAN OF THE BOARD OF DIRECTORS, PRESIDENT, CHIEF EXECUTIVE OFFICER, FIRSTFED AMERICA BANCORP, INC.: Jim, thank you very much. It's great to be here this morning and it's great to be announcing this fantastic combination of our companies.

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As Jim indicated, Ed Hjerpe, our Chief Operating Officer, and I have known Jim for a long time. We've known this company for a long time. And, all of us here, Jim, could not be happier that we have partnered with you. And, I just want to let you know that, during this whole process, we were extremely impressed by your management team and the way our two management teams worked together to begin this process. And, I want to thank you very much for that.

What I'd like to do is just talk a little bit about our company and, as I discuss some of these things, you'll see a lot of similarities with Webster. We have about $2.7 billion in assets. We have about $1.3 billion in loans and about $1.5 billion in deposits, and 63 percent of our transactions are savings accounts. Twenty-four percent of FIRSTFED's loans are commercial and industrial. And, as Jim indicated, we recently started a trust company and an insurance agency and are doing extremely well in those business lines.

We are 26 branches in Bristol, Plymouth and Norfolk Counties in Massachusetts and in Providence and Newport Counties in Rhode Island. And, we see the Rhode Island market as a tremendous opportunity for our company, when it was FIRSTFED, and we see it as a tremendous opportunity for Webster. And, all of our de novo branching has been in that state and it's just -- we just feel that market is just right for a company like Webster and we expect Webster to do extremely well in Rhode Island.

FIRSTFED ranks number three in Bristol County, Massachusetts in terms of total deposits, number 12 in the Boston MSA, and number eight in the Providence MSA. Our return on average assets is about one percent. Our return on average equity is a little less than 13. Our non-performing assets are .08 percent to assets. Our reserves are 10 times our non-performers, and our net charge-outs are .02. So, you can see from those numbers that, like Webster, we take credit quality quite seriously and our non-performing loans are extremely low relative to our peers.

We feel that this transaction is great for both institutions. We feel the combined entity will be positioned for greater growth. And, as Jim indicated earlier, it creates a powerful regional financial services provider. And, the natural synergies will help make this integration smooth. Our organizations are very similar, we're very compatible cultures, and we feel there's a very strong strategic fit.

So, once again, I'm very, very pleased to announce to our shareholders that we are partnering with Jim and his team and Webster, and we expect this company to grow and prosper in the future. Jim, thank you very much, and I appreciate your comments earlier about Ed and myself.

SMITH: Thank you, Bob. Regarding the transaction pricing, the premium to market is about eight percent based on last night's close of FIRSTFED shares. It's 18.7 times estimated calendar year 2003 earnings, 2.08 times the book value, 2.83 times tangible book value.

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Core deposit premium is 22.4 percent. These stats are pretty much in line with comparable transactions in the northeast end nationally over the last 18 months or so.

Regarding the significant terms of the transaction, the value per FIRSTFED share is $24.50. The transaction value is about $456 million. The consideration will be paid 60 percent in stock and 40 percent in cash. The exchange ratio is fixed at .5954 Webster shares for each FIRSTFED share. The transaction is structured as a tax-free exchange with the election mechanism.

We're anticipating about 25 percent of FIRSTFED's cost base as expense saves. We have capitalized after-tax restructuring charge of $30.6 million, and a one-time after-tax merger-related expense of $3.1 million.

I've mentioned that we expect a balance sheet deleveraging of up to $1.5 billion to a combination of investment portfolio reduction and/or loan sales or securitization. We also have identified about $9.5 million in revenue enhancements, but we have not assumed any revenue enhancements for the purposes of our financial projections.

We've completed due diligence. I'm very pleased to say that Bob Stoico will serve as Chairman and CEO of the Massachusetts and Rhode Island region, and Ed Hjerpe will serve as President and COO of the region. Bob Stoico will also be added to the Webster Board.

The transaction does have a walk-away provision, a limited price-based walk-away with top uprights. There is a termination fee. The required approvals are from FIRSTFED shareholders and the customary regulatory approvals, and we expect to close the transaction in the first quarter of 2004.

The transaction will be -- we expect a GAAP and cash accretive in '04, excluding the one-time merger-related costs of $3.1 million, with GAAP accretion rising to an expected 1.4 percent in '05. We've assumed the fairly standard cross-phase for an out-of-market transaction and the impact of deleveraging is also included in those projections.

I think most of our listeners today are familiar with our good track record of exceeding expectations with regard to achieving efficiencies. And, as I've mentioned, we have identified about $9.5 million in revenue enhancements, which are not included in the model. Just for relative purposes, FIRSTFED currently generates about 12 percent of its revenue from fee income, while Webster generates about 31 percent of its revenue from fee income.

If you've seen the southern New England map of our offices, you can see the Webster offices in Connecticut, with the FIRSTFED offices in Rhode Island and southeastern Massachusetts. There is no office overlap. This is a pure growth opportunity with fill-in potential to

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bridge the franchise gap in eastern Connecticut and western Rhode Island.

At this point, I'd like to turn it over to Bill Healy and ask him to continue to describe the terms of the transaction.

WILLIAM J. HEALY, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER, WEBSTER FINANCIAL CORP.: Great. Thank you, Jim.

I'd like to start with the financial overview of the transaction on page 13. Jim and Bob have spoke of the combined sides of the two organizations. This merger also provides us the opportunity to improve the net interest margin as we accelerate FIRSTFED's transformation to a commercial bank through an improved loan mix. And, also, to achieve operating efficiencies through economies of scale. And, lastly, it gives us the opportunity to increase the income generation.

As you see on page 14, fee income totals 12 percent of FIRSTFED's total revenues compared to 31 percent for Webster. As we bring Webster's model of products and services to FIRSTFED's customer base and markets, we see significant opportunities for fee income growth.

As Jim said earlier, we have identified over $9 million of potential in such areas of increase, increased deposit accounts and fee income from consumer and small business with the introduction of our high performance checking product. Also, increased lending opportunities to middle market companies, along with the potential for the sale of cash management products. And, FIRSTFED is in the initial stages of developing its trust and insurance businesses. Webster has considerable success in growing these businesses over the years.

In addition to fee opportunity, we see FIRSTFED as having a very similar commercial bank-like portfolio. As you can see on page 15, each organization has a combined commercial C&I and commercial real estate portfolio of approximately 36 percent of total loans. As we combine the two portfolios, the mix is not that much different from where Webster is today.

FIRSTFED also has an attractive retail deposit funding base. Core deposits represent 64 percent of total deposits, compared to 68 percent for Webster. Asset quality, as Bob mentioned in his comments, that the two companies are very strong and reflective of our disciplined approach to credit. Pro forma all-credit quality ratios improved as non-performing loan totals declined and reserved coverage of these loans increased. And, pro forma net charge-offs at 17 basis points is well below peer averages.

FIRSTFED operates People's Mortgage, a retail originator with nine offices in four states, including Connecticut. It originated almost $3 billion of loans in the past 12 months. In our projections, we have modeled a significant decrease in People's volumes in 2004 and

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2005, almost 50 percent. And, we expect their earnings will account for less than two percent of the pro forma earnings of the combined organization going forward.

Let me review with you some of the assumptions behind the pro forma earnings. We used the IBES mean for 2004 EPS for both Webster and FIRSTFED and grew them by eight percent in 2005. We assumed cost savings of 25 percent of FIRSTFED's expense base with 75 percent of the savings realized in 2004 and 100 percent in 2005. We assumed a $1.5 billion balance sheet deleveraging to a combination reduction in investment and loan portfolios at an annual cost to us of about $4.9 million pre-taxed. No revenue enhancements were assumed.

On a GAAP basis, current Street estimates for Webster for 2004 is $3.77. Pro forma adjusted for the acquisition, and assuming a March 31, 2004 closing date, per share earnings are $3.81, a four cent, or one percent, accretion. Adjusting for one-time merger-related costs in 2004 are $4.7 million pre-taxed, or seven cents per share after tax. The transaction will be dilutive to GAAP earnings by three cents. As Jim noted earlier, in 2005, the first full year of operations, the transaction is accretive to earning six cents, or 1.4 percent.

The reconciliation of pro forma earnings is on page 21. Note here that earnings for Webster for 2004 is a full year. With an assumed merger date of March 31, 2004, the earnings for FIRSTFED and the following adjustments represent nine months' impact in 2004. The GAAP earnings for the combined organization in 2004 is almost $190 million and over $212 million in 2005.

We feel we have made realistic, achievable assumptions for cost saves for an out-of-state transaction. Total savings of $19 million pre-taxed represents about 25 percent of FIRSTFED's expense base. From a capital perspective, the transaction would initially be dilutive but, through earnings growth and retention, our capital ratios at December 31, 2004 should be back to the level of Webster standalone at June 30, 2003. Throughout the period, capital levels will remain comfortably above the regulatory requirements, or well capitalized.

Summarizing the financial aspects of the transaction, we feel Webster has a proven track record of merger integration and accomplishment of financial objectives. We have successfully integrated over 20 depository and finance company acquisitions since 1991. We believe the cost saves in this transaction are realistic, and the earnings estimates for FIRSTFED conservative. We are very similar organizations with similar strategies, strong asset quality with a disciplined approach to credit and a similar balance sheet composition.

In closing, page 25 lists the acquisitions we have successfully integrated since 1991. With that, let me turn the program back to Jim.

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SMITH:  Thank you, Bill.

Let me say again how pleased we are about our merger agreement with FIRSTFED. Our merger creates a powerful force in southern New England as we combine with a partner possessing strong fundamentals and in whom we have a high degree of confidence. It's a great strategic fit that enhances our collective franchise. The transaction is consistent with Webster's tried and true strategy of pursuing end market or adjacent market acquisitions of high quality companies. The management is highly capable, has successfully executed a strategy similar to ours, and is well-known to us. We expect solid earnings accretion with achievable cost savings projections. We've identified significant fee income opportunities not included in our estimates. Our planned balance sheet deleveraging significantly improves funding mix, accelerating -- in fact, nearly completing -- our transformation to a commercial bank. And, importantly, Webster has a proven track record of integrating acquisitions.

Thank you for joining us this morning. We now welcome your comments and questions.

OPERATOR: Thank you. If you have a question at this time, please press the one key on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. Again, if you do have a question, please press the one key at this time.

One moment for questions, please.

Our first question is from Kevin Timmons of CL King.  Please, go ahead.

KEVIN TIMMONS, CL KING: Hey, guys. Congratulations on finally breaking out of Connecticut. It looks like a nice transaction for you.

SMITH:  Thank you, Kevin.

TIMMONS: On the deleveraging, can you give us a little detail on what your assumptions are there? I know you saw a number as far as the take-out there. I'm assuming that's the one-time cost. Can you tell us what the assumptions are as far as the ongoing loss of spread income?

HEALY: Kevin, we're looking at about a $750 million reduction in the investment portfolio. And, we're looking at various alternatives in the loan portfolio, probably to the tune of another $750 million. And, basically, between -- you know, the loss of spread in both of those areas, combined with some swaps that we intend to do on the borrowing side, we're looking at -- you know, in the first full year, about $4.9 million of loss in net interest income.

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However, we see that there is a potential here for -- you know, increase to the margin. And, we're looking at -- you know, maybe a 25 to 30 basis point increase in the margin as a result of this.

TIMMONS: OK. I'm glad to see the leverage does not mind the loss of the income, but that $4.9 million is the first 12 months expected impact, then?

HEALY:  Yes.

TIMMONS:  OK.  Thank you.

OPERATOR: Thank you. Our next question is from Michelle Boar (ph) of Oppenheimer Funds. Please, go ahead.

MICHELLE BOAR (ph), OPPENHEIMER FUNDS: Hi. Actually, my question was on the margin impact, also, so you answered that in terms of the first year. But, when you look out two or three years, you know, where do think you can get the margins from FIRSTFED?

SMITH: I'll just comment that the margins are likely to occur through the continuing transitioning of the loan portfolio to have a higher representation of commercial loans, particularly C&I. And, consumer loans, as well, and to a higher reliance on deposits rather than borrowings, including the implementation of our high-performance checking program in that market.

BOAR (ph): OK, but do you have a sort of specific target for that franchise's margin over two or three years?

SMITH: No, I think we've stopped short of that at this point. I think you know that their margin is in the area of 260 or so today, and we expect that to increase, in part through the deleveraging. And, I think that, as we continue our transformation to a commercial bank like profile, that together we're expecting to benefit from the higher margin.

BOAR (ph): Thank you.

OPERATOR: And, once again, ladies and gentlemen, if you do have a question, please press the one key at this time. One moment, please.

Our next question is from Bill McCrystal of McConnell, Budd and Downs. Please, go ahead.

BILL MCCRYSTAL, MCCONNELL, BUDD AND DOWNS: Good morning. Congratulations, Jim, and also to you, Bob and Ed.

SMITH:  Thank you, Bill.

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MCCRYSTAL: Jim, just from a perception standpoint, you've obviously been transforming the balance sheet and the charter change is just further evidence of that. How do you convince the market that, by buying at thrift, even with the makeup, how do you get that point across going forward that -- you know, you're really going to become a commercial bank?

SMITH: That's a good question, Bill. I think you really achieve that through performance. And, what's going to happen is that that thrift will, as will our thrift, become a national bank. Their profile is very similar to ours, so it does not set us back significantly in terms of our commercial loan mix or our consumer loan mix, or the deposit mix.

So, what you really have is two thrifts that already have reasonable commercial bank-like profiles that happen to be designated as thrifts, but now will rightfully be seen as a national bank. So, I don't see that as an impediment and I think that, through our performance, we will make a compelling case for evaluation as a commercial bank.

MCCRYSTAL: And, also, what does this do to your plans to expand into Westchester County and, actually, further west and south?

SMITH: We expect to continue our de novo branching initiatives and, in fact, we think that there could be, as part of our growth plan in the Massachusetts and Rhode Island markets, the opportunity for de novo branching there, as well.

We see this as a true growth opportunity. This is not a consolidation opportunity. It's not about cutting costs. It's about growth and realizing the potential of both organizations in their markets.

MCCRYSTAL:  Thanks very much.

OPERATOR: And, Mr. Smith, at this time, there are no further questions in the queue. I will turn the program back to you for any closing comments.

SMITH: Thank you very much. I think we've made it clear that this is an exciting day for Webster and FIRSTFED. We appreciate all of your joining us for our call today, and we look forward to outstanding results in the future.

Bob and Ed, thank you very much for being with us. Thank you to investors and analysts, as well.

Good day.

OPERATOR: Ladies and gentlemen, thank you for your participation in today's conference. This concludes the conference. You may now disconnect, and have a great day. Thank you.

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END

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